## Annual General Shareholders Meeting of Foresight Autonomous Holdings Ltd.

**Date:** July 8, 2021

**See Voting Instruction On Reverse Side.**

Please make your marks like this: ☒ Use pen only

| | For | Against | Abstain |
|---|---|---|---|
| 1. To re-appoint Deloitte Israel as the Company's independent auditor for the year ending December 31, 2021, and until the next annual general meeting of the Company's shareholders, and to authorize the Company's Board of Directors to determine their remuneration. | ☐ | ☐ | ☐ |
| 2. To adopt the following resolutions: | | | |
| 2.1. To re-appoint Mr. Haim Siboni as a member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders. | ☐ | ☐ | ☐ |
| 2.2. To re-appoint Ms. Vered Raz-Avayo as a member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders. | ☐ | ☐ | ☐ |
| 2.3. To re-appoint Mr. Ehud Aharoni as a member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders. | ☐ | ☐ | ☐ |
| 3. To appoint Mr. Moshe Scherf as a director of the Company, until the next annual general meeting of the Company's shareholders. | ☐ | ☐ | ☐ |
| 4. To amend the Company's Compensation Policy, as detailed in Proposal No. 4 of the Proxy Statement. | ☐ | ☐ | ☐ |

4(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in approval of the amended Compensation Policy, as set forth in Proposal No. 4 of the Proxy Statement?*

| | Yes | No |
|---|---|---|
| I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 4. | ☐ | ☐ |

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 4.

| | For | Against | Abstain |
|---|---|---|---|
| 5. To adopt the following resolutions: | | | |
| 5.1. To appoint Mr. Haim Siboni for the Combined Role of Chairman of the Board of Directors and Chief Executive Officer of the Company, for a period of three years commencing on the date of the Meeting. | ☐ | ☐ | ☐ |

5.1(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in appointment of Mr. Siboni for the Combined Role, as set forth in Proposal No. 5 of the Proxy Statement?*

| | Yes | No |
|---|---|---|
| I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 5.1. | ☐ | ☐ |

| | For | Against | Abstain |
|---|---|---|---|
| 5.2. To increase Mr. Haim Siboni's monthly consideration, as set forth in Proposal no. 5 of the Proxy Statement, for a period of three years commencing on the date of the Meeting. | ☐ | ☐ | ☐ |

5.2(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the increase of Mr. Siboni's monthly consideration, as set forth in Proposal No. 5 of the Proxy Statement?*

| | Yes | No |
|---|---|---|
| I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 5.2. | ☐ | ☐ |

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 5.1 and 5.2.

### Authorized Signatures - This section must be completed for your instructions to be executed.

| | |
|---|---|
| Please Sign Here | Please Date Above |
| Please Sign Here | Please Date Above |

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

## Annual General Shareholders Meeting Foresight Autonomous Holdings Ltd. to be held July 8, 2021 For Holders as of June 7, 2021

### MAIL

- **Mark, sign and date your Voting Instruction Form.**
- **Detach your Voting Instruction Form.**
- **Return your Voting Instruction Form in the postage-paid envelope provided.**

**All votes must be received by 12:00 p.m. New York Time July 2, 2021.**

**PROXY TABULATOR FOR**
FORESIGHT AUTONOMOUS HOLDINGS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

**EVENT #**

**CLIENT #**

# Foresight Autonomous Holdings Ltd.

## Instructions to The Bank of New York Mellon, as Depositary
## (Must be received prior to 12 p.m. NYC Time on July 2, 2021)

The undersigned Holder of American Depositary Receipts ("ADRs" ) hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other deposited securities represented by such ADRs of **Foresight Autonomous Holdings Ltd.** (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business **June 7, 2021**, at the Company's **Annual General Shareholders Meeting to be held on July 8, 2021, at 3:00 p.m. (Israel time),** at the Company's offices at 7 Golda Meir St., Ness Ziona, Israel.

**NOTE:**

**Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.**

**The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.**

**The Board of Directors recommends that you vote in favor of the proposals, which are described in the proxy statement.**

To review materials for the upcoming AGM, please visit: http://ir.foresightauto.com/sec-filings/

**(Continued and to be marked, dated and signed, on the other side)**

PROXY TABULATOR FOR
Foresight Autonomous Holdings Ltd.
P.O. Box 8016
CARY, NC 27512-9903